Exhibit (k.1)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

345 Park Avenue

New York, NY 10154

Blackstone Alternative Alpha Fund (the “Fund”)

345 Park Avenue, 28th Floor

New York, NY 10154

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Blackstone Alternative Asset Management L.P. (“BAAM”) notifies you that it will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) to the extent that, for any calendar month, the Fund’s “Specified Expenses” (as defined below) would exceed the Total Expense Cap (as defined below). “Specified Expenses” of the Fund means all expenses incurred by the Fund, and the Fund’s pro rata share of all expenses incurred by Blackstone Alternative Alpha Master Fund (the “Master Fund”), but excluding (whether borne by the Fund or the Master Fund) any investment management fee, distribution or servicing fee, fees and expenses of the investment funds in which the Master Fund invests, brokerage costs, interest payments (including any interest expenses, commitment fees, or other expenses related to any line of credit of the Fund or the Master Fund), taxes, and extraordinary expenses (in each case, as determined in our sole discretion). “Total Expense Cap” means the annual rate of 0.35% of the Fund’s net assets. BAAM may discontinue its obligation to waive its compensation or to bear other expenses at any time after August 31, 2021 upon written notice to the Fund.

If, while BAAM is the investment manager to the Fund, the estimated annualized Specified Expenses for a given month are less than the Total Expense Cap, BAAM shall be entitled to reimbursement by the Fund of the compensation waived and other expenses borne by BAAM on behalf of the Fund pursuant to this Expense Limitation and Reimbursement Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to BAAM will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed.

BAAM further notifies you that it will waive its compensation (and, to the extent necessary, bear other expenses of the Fund or Master Fund) in amounts greater than required above to the extent required by applicable law.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Fund on Form N-2 with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes and we expressly permit you to do so.

Blackstone Alternative Asset Management L.P.

By:	/s/ Peter Koffler
Name: Peter Koffler
Title: Authorized Signatory

Agreed and Accepted:
Blackstone Alternative Alpha Fund

By:	/s/ James Hannigan
Name: James Hannigan
Title: Authorized Signatory